Principal Funds, Inc. 711 High Street, Des Moines, IA 50392 515 247 5111 tel

December 21, 2017

VIA EDGAR
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE: Principal Funds, Inc. (the “Registrant”) (CIK 0000898745)
Request for Withdrawal of Post-Effective Amendment
File No. 033-59474, 811-07572

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), as amended, the Registrant hereby respectfully requests withdrawal of the following Post-Effective Amendment to the Registrant’s Registration Statement on Form N-1A (the “Amendment”):

Post Effective Amendment Number	Dated Filed	Submission Type	Accession Number
193[1]	January 30, 2017	485APOS	0000898745-17-000041
198	March 30, 2017	485BXT	0000898745-17-000470
204	April 27, 2017	485BXT	0000898745-17-000572
206	May 25, 2017	485BXT	0000898745-17-000894
212	June 22, 2017	485BXT	0000898745-17-001000
220	July 20, 2017	485BXT	0000898745-17-001062
222	August 17, 2017	485BXT	0000898745-17-001083
226	September 14, 2017	485BXT	0000898745-17-001130
231	October 12, 2017	485BXT	0000898745-17-001223
235	November 9, 2017	485BXT	0000898745-17-001262
237	December 7, 2017	485BXT	0000898745-17-001283

The Amendment relates to the registration of Class T shares for the Registrant’s California Municipal Fund, Core Plus Bond Fund, Diversified International Fund, Equity Income Fund, Global Real Estate Securities Fund, Government & High Quality Bond Fund, Income Fund, International Fund I, MidCap Fund, Real Estate Securities Fund, SAM Balanced Fund, SAM Conservative Balanced Fund, SAM Conservative Growth Fund, SAM Flexible Income Fund, SAM Strategic Growth Fund, SmallCap Fund, and Tax-Exempt Bond Fund (collectively, the “Funds”). The series and class identifiers for the Funds and the Class T shares are as follows:

_________________________________________________
1 This withdrawal does not affect that portion of Post-Effective Amendment No. 192 that relates to the addition of Class T shares to the Registrant’s Global Diversified Income, High Yield and Short-Term Income Funds, the effectiveness of which occurred on June 12, 2017, via Post-Effective Amendment No. 210.

Fund	Series Identifier	Class T Identifier
California Municipal Fund	S000014232	C000182287
Core Plus Bond Fund	S000006952	C000182281
Diversified International Fund	S000006992	C000182282
Equity Income Fund	S000014240	C000182293
Global Real Estate Securities Fund	S000019119	C000182299
Government & High Quality Bond Fund	S000014244	C000182296
Income Fund	S000014242	C000182295
International Fund I	S000007083	C000182284
MidCap Fund	S000007075	C000182283
Real Estate Securities Fund	S000007212	C000182285
SAM Balanced Fund	S000014246	C000182298
SAM Conservative Balanced Fund	S000014233	C000182288
SAM Conservative Growth Fund	S000014234	C000182289
SAM Flexible Income Fund	S000014235	C000182290
SAM Strategic Growth Fund	S000014236	C000182291
SmallCap Fund	S000007214	C000182286
Tax-Exempt Bond Fund	S000014237	C000182292

Except as otherwise noted above in relation to specified portions of Post-Effective Amendment No. 193, no securities were sold in connection with the Amendment. The Registrant has determined not to proceed with the offering of Class T shares of the Funds at this time.
If you would like to discuss this withdrawal request in further detail or if you have any questions, please feel free to contact me at 515-235-9328 or Jennifer Block at 515-235-9154.

Regards,
/s/ Adam Shaikh

Adam Shaikh
Counsel